Exhibit 99

J. P. MORGAN CHASE & CO.
and
MORGAN GUARANTY TRUST COMPANY OF NEW YORK

As of December 31, 2000, Morgan Guaranty Trust Company of New York ("Morgan Guaranty") was a wholly owned bank subsidiary of J.P. Morgan Chase & Co., a Delaware corporation whose principal office is located in New York, New York. Morgan Guaranty was a commercial bank offering a wide range of banking services to its customers both domestically and internationally. Its business was subject to examination and regulation by Federal and New York State banking authorities.

On November 10, 2001, J. P. Morgan & Co. merged with The Chase Manhattan Bank. Upon consummation of the merger, The Chase Manhattan Bank changed its name to JP Morgan Chase & Co.

The following table sets forth certain summarized financial information of J.P. Morgan Chase & Co. and for Morgan Guaranty as of the dates and for the periods indicated. The information presented for the years ended December 31, 2008, 2007, 2006, 2005, and 2004 in accordance with generally accepted accounting principles.

(in millions, except per share, headcount and ratio data)
As of or for the year ended December 31,	2008	(i)	2007	2006	2005	2004	(j)

Selected income statement data
Noninterest revenue (a)	$28,473		$44,966	$40,757	$34,693	$26,209
Net interest income	38,779		26,406	21,242	19,555	16,527

Total net revenue	67,252		71,372	61,999	54,248	42,736
Provision for credit losses	19,445		6,864	3,270	3,483	1,686
Provision for credit losses – accounting conformity (b)	1,534		-	-	-	858
Total noninterest expense	43,500		41,703	38,843	38,926	34,336

Income from continuing operations before income tax expense (benefit)	2,773		22,805	19,886	11,839	5,856
Income tax expense (benefit)	(926)		7,440	6,237	3,585	1,596

Income from continuing operations	3,699		15,365	13,649	8,254	4,260
Income from discontinued operations (c)	-		-	795	229	206

Income before extraordinary gain	3,699		15,365	14,444	8,483	4,466
Extraordinary gain (d)	1,906		-	-	-	-

Net income	$5,605		$15,365	$14,444	$8,483	$4,466

Per common share
Basic earnings per share
Income from continuing operations	$0.86		$4.51	$3.93	$2.36	$1.51
Net income	1.41		4.51	4.16	2.43	1.59
Diluted earnings per share
Income from continuing operations	$0.84		$4.38	$3.82	$2.32	$1.48
Net income	1.37		4.38	4.04	2.38	1.55
Cash dividends declared per share	1.52		1.48	1.36	1.36	1.36
Book value per share	36.15		36.59	33.45	30.71	29.61

Common shares outstanding
Average: Basic	3,501	3,404	3,470	3,492	2,780
Diluted	3,605	3,508	3,574	3,557	2,851
Common shares at period end	3,733	3,367	3,462	3,487	3,556
Share price (e)
High	$50.63	$53.25	$49.00	$40.56	$43.84
Low	19.69	40.15	37.88	32.92	34.62
Close	31.53	43.65	48.30	39.69	39.01
Market capitalization	117,695	146,986	167,199	138,387	138,727
Financial ratios
Return on common equity:
Income from continuing operations	2%	13%	12%	8%	6%
Net income	4	13	13	8	6
Return on assets:
Income from continuing operations	0.21	1.06	1.04	0.70	0.44
Net income	0.31	1.06	1.10	0.72	0.46
Tier 1 capital ratio	10.9	8.4	8.7	8.5	8.7
Total capital ratio	14.8	12.6	12.3	12.0	12.2
Tier 1 leverage ratio	6.9	6.0	6.2	6.3	6.2
Overhead ratio	65	58	63	72	80
Selected balance sheet data (period-end)
Trading assets	$509,983	$491,409	$365,738	$298,377	$288,814
Securities	205,943	85,450	91,975	47,600	94,512
Loans	744,898	519,374	483,127	419,148	402,114
Total assets	2,175,052	1,562,147	1,351,520	1,198,942	1,157,248
Deposits	1,009,277	740,728	638,788	554,991	521,456
Long-term debt	252,094	183,862	133,421	108,357	95,422
Common stockholders’ equity	134,945	123,221	115,790	107,072	105,314
Total stockholders’ equity	166,884	123,221	115,790	107,211	105,653
Headcount	224,961	180,667	174,360	168,847	160,968
Credit quality metrics
Allowance for credit losses	$23,823	$10,084	$7,803	$7,490	$7,812
Nonperforming assets (f)(g)	12,714	3,933	2,341	2,590	3,231
Allowance for loan losses to total loans (h)	3.18%	1.88%	1.70%	1.84%	1.94%
Net charge-offs	$9,835	$4,538	$3,042	$3,819	$3,099
Net charge-off rate (h)	1.73%	1.00%	0.73%	1.00%	1.08%
Wholesale net charge-off (recovery) rate (h)	0.18	0.04	(0.01)	(0.06)	0.18
Consumer net charge-off rate (h)	2.71	1.61	1.17	1.56	1.56
Managed card net charge-off rate	5.01	3.68	3.33	5.21	5.27

(a)	The Firm adopted SFAS 157 in the first quarter of 2007. See Note 4 on pages 129–143 of this Annual Report for additional information.
(b)	For a discussion of accounting conformity, see provision for credit losses on page 35 and consumer credit portfolio discussion on page 91.
(c)
On October 1, 2006, JPMorgan Chase & Co. completed the exchange of selected corporate trust businesses for the consumer, business banking and middle-market banking businesses of The Bank of New York Company Inc. The results of operations of these corporate trust businesses are reported as discontinued operations for each period prior to 2007.

(d)	For a discussion of the extraordinary gain, see Note 2 on pages 123–128.
(e)
JPMorgan Chase’s common stock is listed and traded on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange. The high, low and closing prices of JPMorgan Chase’s common stock are from The New York Stock Exchange Composite Transaction Tape.

(f)	Excludes purchased wholesale loans held-for-sale.
(g)
During the second quarter of 2008, the policy for classifying subprime mortgage and home equity loans as nonperforming was changed to conform to all other home lending products. Amounts for 2007 have been revised to reflect this change. Periods prior to 2007 have not been revised as the impact was not material.

(h)	End-of-period and average loans held-for-sale and loans at fair value were excluded when calculating the allowance coverage ratios and net charge-off rates, respectively.
(i)
On September 25, 2008, JPMorgan Chase acquired the banking operations of Washington Mutual Bank. On May 30, 2008, the Bear Stearns merger was consummated. Each of these transactions was accounted for as a purchase and their respective results of operations are included in the Firm’s results from each respective transaction date. For additional information on these transactions, see Note 2 on pages 123-128 of this Annual Report.

(j)
On July 1, 2004, Bank One Corporation merged with and into JPMorgan Chase. Accordingly, 2004 results include six months of the combined Firm’s results and six months of heritage JPMorgan Chase results.

JPMorgan Chase & Co. / 2008 Annual Report